1601 W. LBJ Freeway
Dallas, TX 75234
(972) 443-4000

February 13, 2012
Filed as EDGAR Correspondence
Ms. Celia Blye
Chief
Office of Global Risk Security
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
File No. 1-32410
Dear Ms. Blye:
This letter is submitted by Celanese Corporation (“Celanese”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to Celanese dated January 30, 2012 (the “Comment Letter”), which requested a response from Celanese relating to its Form 10-K for the fiscal year ended December 31, 2010.  This letter supplements our letter to the Staff dated January 11, 2012 (the “Initial Response”).
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
General

1.
We note your response to comment 2 in our letter dated December 6, 2011. Please provide the requested materiality analysis with respect to Iranian contacts by Polyplastics Co. Ltd. and Korea Engineering Plastics Co., including financial information for your company from these companies' contacts with Iran. We note from the 10-K that you own 45% of Polyplastics Co. Ltd. and 50% of Korea Engineering Plastics Co.

Response:
Two affiliated entities have, in the past, acquired a portion of their methanol needs indirectly from Iran. To our knowledge, methanol acquired by Polyplastics Co. Ltd., a Japanese entity of which Celanese owns 45%, and its subsidiaries (collectively, “Polyplastics”), from Iranian origin represented 26%, 44% and 15% of Polyplastics' total methanol purchases in 2009, 2010, and 2011, respectively, with such methanol purchases costing approximately USD 10.1 million, USD 30.9 million and USD 13.8 million in those years, respectively. Polyplastics and its subsidiaries1 purchase methanol from two unaffiliated trading companies, based on price formulas differing by location and trading house, but in each case based on market reports such as CMAI, ICIS and Chemese. Polyplastics pays a single price determined on a quarterly basis through the applicable price formula regardless of country of origin. Therefore, Polyplastics pays the same price for methanol provided from Iran or from other countries. One of the trading companies has recently notified Polyplastics that it has ceased supplying Iranian origin methanol to Polyplastics without a price adjustment.
To our knowledge, methanol acquired by Korea Engineering Plastics Co., a Korean entity of which Celanese owns 50% but does not have management control (“KEP”), from Iranian origin represented 22%, 20% and 13% of KEP's total methanol purchases in 2009, 2010, and 2011, respectively, with such methanol purchases costing approximately USD 4.93 million, USD 7.07 million and USD 6.3 million in those years, respectively. KEP purchases methanol from a single, unrelated supplier under a methanol supply contract using a price formula based on the C&K Korean spot methanol price published by ICIS or Platt's (Chemical News Letter). KEP pays a single price determined through the applicable price formula regardless of country of origin of the methanol. Therefore, KEP pays the same price for methanol provided from Iran or from other countries. Recently, the supplier notified KEP that future deliveries of methanol will be made from sources other than Iran without a price adjustment.
By comparison, Celanese, on a consolidated basis2 purchased methanol costing approximately USD 312 million, USD 483 million and USD 514 million in 2009, 2010, and 2011, respectively.
Although Polyplastics and KEP previously acquired methanol as a raw material for their manufacturing operations from sources in Iran, (a) the percentages of methanol sourced by those companies from Iran, compared to their other methanol purchases, were not substantial, over a three year period, (b) the amount of methanol acquired by Polyplastics and KEP over the three year period was not material compared to Celanese's independent methanol purchases, and (c) under existing procurement arrangements, Polyplastics and KEP may acquire methanol from sources other than Iran without incurring increased costs. Therefore, on a quantitative basis, our affiliates' purchases of methanol are not material to the Company and do not present a material investment risk to Celanese stockholders.
_____________________
1 Polyplastics' 75%-owned subsidiary, Polyplastics Taiwan Co. Ltd., acquires methanol from its 25% owner. Because of this arrangement, we have no visibility about the country(ies) of origin of methanol acquired by such subsidiary.
2 Excluding its unconsolidated subsidiaries and affiliates such as Polyplastics and KEP, and their subsidiaries.

With respect to qualitative materiality, we do not think that any disclosure is required. We acknowledge that some states and institutions have adopted resolutions or policies that may list various factors to be considered in making investment decisions, including the nature of the business being conducted. The extent of Iranian contacts by Polyplastics and KEP have been limited to acquiring a portion of their raw material needs indirectly from Iran, the loss of which source of supply would not adversely affect their costs or, correspondingly, Celanese's income or profits from these entities.
We believe that investor sentiments toward the Company would not be adversely impacted by the activity described herein. This is supported by the fact that, to our knowledge, the Company has not received any inquiries with respect to Iranian contacts by Polyplastics or KEP. Celanese is sensitive to the concerns of its investors, and will continue to monitor investor sentiment and activity in this area as it routinely does in many other areas.

2.	Please tell us whether methanol or polyoxymethylene have dual use or military implications, or are otherwise on the Commerce Department's Commerce Control List.
Response:

Neither methanol nor polyoxymethylene have dual use or military implications, or are otherwise on the Commerce Department's Commerce Control List.
* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company believes that this letter addresses the Staff's comments in the Comment Letter.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.
Sincerely,

/s/ Steven M. Sterin
Steven M. Sterin
Senior Vice President and
Chief Financial Officer

cc:	David N. Weidman
Gjon N. Nivica, Jr.
James R. Peacock III
Brian J. Lane

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